QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of income and comprehensive income for the nine-month periods ended September 30, 2014 and 2015

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015	Nine-month period ended September 30, 2015
	RMB	RMB	US$
Revenues:
Accommodation reservation	2,359,527,084	3,429,431,656	539,592,117
Transportation ticketing	2,176,375,590	3,209,447,030	504,979,393
Packaged-tour	822,005,605	1,318,390,585	207,437,627
Corporate travel	265,257,406	337,472,425	53,098,437
Others	128,984,581	169,818,402	26,719,492

Total revenues	5,752,150,266	8,464,560,098	1,331,827,066

Less: business tax and related surcharges	(318,530,671)	(441,047,155)	(69,395,046)

Net revenues	5,433,619,595	8,023,512,943	1,262,432,020

Cost of revenues	(1,516,993,510)	(2,280,203,474)	(358,770,765)

Gross profit	3,916,626,085	5,743,309,469	903,661,255

Operating expenses:
Product development	(1,532,161,154)	(2,436,251,190)	(383,323,556)
Sales and marketing	(1,507,008,354)	(2,239,315,933)	(352,337,456)
General and administrative	(627,347,241)	(781,892,086)	(123,024,118)

Total operating expenses	(3,666,516,749)	(5,457,459,209)	(858,685,130)

Income from operations	250,109,336	285,850,260	44,976,125

Interest income	247,424,398	320,845,061	50,482,261
Interest expense	(111,867,645)	(207,257,452)	(32,610,210)
Other income (net)	98,506,283	2,390,125,681	376,066,096

Income before income tax expense, equity in income of affiliates and non-controlling interests	484,172,372	2,789,563,550	438,914,272

Income tax expense	(144,200,240)	(398,705,739)	(62,732,982)
Equity in income/(loss) of affiliates	48,771,518	(41,210,788)	(6,484,170)

Net income	388,743,650	2,349,647,023	369,697,120
Net loss attributable to non-controlling interests	78,420,837	82,280,999	12,946,220

Net income attributable to Ctrip's shareholders	467,164,487	2,431,928,022	382,643,340

Net income	388,743,650	2,349,647,023	369,697,120
Other comprehensive income:
Foreign currency translation	(53,592,067)	(301,567,389)	(47,449,083)
Unrealized securities holding gains , net of tax	222,706,701	639,659,744	100,645,060

Total comprehensive income	557,858,284	2,687,739,378	422,893,097

Comprehensive loss attributable to non-controlling interests	78,420,837	82,280,999	12,946,220

Comprehensive income attributable to Ctrip's shareholders	636,279,121	2,770,020,377	435,839,317
Earnings per ordinary share
—Basic	13.72	68.58	10.79

—Diluted	11.99	57.11	8.99

Earnings per ADS
—Basic	1.71	8.58	1.35

—Diluted	1.50	7.14	1.13

Weighted average ordinary shares outstanding
—Basic shares	34,038,621	35,460,682	35,460,682

—Diluted shares	39,718,398	45,126,192	45,126,192

Share-based compensation included in
Operating expense above is as follows:
Product development	133,986,656	204,717,632	32,210,591
Sales and marketing	39,341,990	47,724,489	7,509,045
General and administrative	196,707,143	193,668,130	30,472,045

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated balance sheets as of December 31, 2014 and
September 30, 2015

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	8,946,005,987	1,407,578,511
Restricted cash	836,394,951	1,076,345,583	169,353,890
Short-term investment	6,438,854,587	7,231,623,333	1,137,834,875
Accounts receivable, net	1,826,765,949	3,179,848,066	500,322,246
Due from related parties	10,568,937	283,261,598	44,568,821
Prepayments and other current assets	2,469,707,335	4,737,707,408	745,438,260
Deferred tax assets, current	193,503,366	295,665,926	46,520,537

Total current assets	17,076,682,924	25,750,457,901	4,051,617,140

Long-term deposits and prepayments	306,661,011	1,729,008,924	272,044,956
Long-term loan receivable	192,871,939	204,928,015	32,243,693
Long-term receivables due from related parties	510,039,284	531,794,572	83,673,386
Land use rights	104,568,868	103,024,034	16,209,962
Property, equipment and software	5,220,626,461	5,314,659,388	836,216,783
Investments	5,318,756,447	11,855,647,100	1,865,385,975
Goodwill	1,892,507,708	2,719,036,781	427,817,481
Intangible assets	668,202,371	1,042,417,811	164,015,641

Total assets	31,290,917,013	49,250,974,526	7,749,225,017

LIABILITIES
Current liabilities:
Short-term debt	3,560,488,641	5,819,378,028	915,630,000
Accounts payable	2,304,111,525	4,143,374,543	651,925,002
Due to related parties	17,049,103	160,636,765	25,274,839
Salary and welfare payable	525,157,105	769,616,802	121,092,706
Taxes payable	339,452,319	549,258,055	86,421,118
Advances from customers	3,937,477,522	5,360,571,301	843,440,635
Accrued liability for customer reward program	430,852,908	575,420,307	90,537,527
Other payables and accruals	1,600,113,658	1,495,522,939	235,307,907

Total current liabilities	12,714,702,781	18,873,778,740	2,969,629,734

Deferred tax liabilities, non-current	132,506,644	649,661,616	102,218,770
Long-term Debt	8,065,980,000	16,842,340,000	2,650,000,000

Total liabilities	20,913,189,425	36,365,780,356	5,721,848,504

Commitments and contingencies (Note 11)
Shareholders' equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 35,146,982 and 35,381,474 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively.)	3,085,272	3,125,951	491,842
Additional paid-in capital	4,828,021,816	5,161,312,298	812,088,913
Statutory reserves	134,098,747	134,098,747	21,099,306
Accumulated other comprehensive income	443,579,376	781,671,731	122,989,447
Retained earnings	5,726,024,997	8,157,953,019	1,283,585,030
Less: Treasury stock (3,323,262 and 3,742,219 shares as of December 31, 2014 and September 30, 2015, respectively.)	(1,605,630,913)	(2,416,273,887)	(380,180,296)

Total Ctrip's shareholders' equity	9,529,179,295	11,821,887,859	1,860,074,242

Non-controlling interests	848,548,293	1,063,306,311	167,302,271

Total shareholders' equity	10,377,727,588	12,885,194,170	2,027,376,513

Total liabilities and shareholders' equity	31,290,917,013	49,250,974,526	7,749,225,017

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of shareholder's equity for the nine-month periods ended
September 30, 2014 and 2015

	Ordinary shares (US$0.01 par value)
					Accumulated other comprehensive income/(loss)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves		Retained earnings	Treasury stock—shares	Treasury stock	Total Ctrip's shareholders' equity	Non-controlling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959
Issuance of common stock pursuant to share incentive plan	773,149	47,659	203,948,557	—	—	—	—	—	203,996,216	—	203,996,216
Share-based compensation	—	—	370,035,789	—	—	—	—	—	370,035,789	—	370,035,789
Repurchasing common stock	(392,307)	—	—	—		—	392,307	(446,155,147)	(446,155,147)	—	(446,155,147)
Foreign currency translation adjustments	—	—	—	—	(53,592,067)	—	—	—	(53,592,067)	—	(53,592,067)
Unrealized securities holding gains	—	—	—	—	222,706,701	—	—	—	222,706,701	—	222,706,701
Early Conversion of Convertible Notes	233,400	—	(3,478,183)	—	—	—	(233,400)	114,293,637	110,815,454	—	110,815,454
Net income/(loss)	—	—	—	—	—	467,164,487	—	—	467,164,487	(78,420,837)	388,743,650
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(280,076)	(280,076)
Issuance of convertible preferred shares by a subsidiary	—	—	—	—	—	—	—	—	—	186,141,343	186,141,343
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	273,179,200	273,179,200
Acquisition of additional stake in a subsidiary	29,864	299	21,222,057	—	—	—	—	—	21,222,356	(44,268,537)	(23,046,181)

Balance as of September 30, 2014	34,472,357	3,081,448	4,680,212,986	118,449,230	541,749,214	5,966,099,220	3,935,994	(1,883,002,778)	9,426,589,320	536,041,521	9,962,630,841

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of shareholder's equity for the nine-month periods ended
September 30, 2014 and 2015 (Continued)

	Ordinary shares (US$0.01 par value)
					Accumulated other comprehensive income/(loss)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves		Retained earnings	Treasury stock—shares	Treasury stock	Total Ctrip's shareholders' equity	Non-controlling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588
Issuance of common stock pursuant to share incentive plan	653,449	40,679	160,912,514	—	—	—	—	—	160,953,193	—	160,953,193
Share-based compensation	—	—	446,110,251	—	—	—	—	—	446,110,251	—	446,110,251
Repurchasing common stock	(474,547)	—	—	—		—	474,547	(834,688,738)	(834,688,738)	—	(834,688,738)
Foreign currency translation adjustments	—	—	—	—	(301,567,389)	—	—	—	(301,567,389)	—	(301,567,389)
Unrealized securities holding gains	—	—	—	—	639,659,744	—	—	—	639,659,744	—	639,659,744
Purchasing of Purchased Call Option	—	—	(805,504,000)	—	—	—	—	—	(805,504,000)	—	(805,504,000)
Sale of Issued Warrants	—	—	523,404,000	—	—	—	—	—	523,404,000	—	523,404,000
Early Conversion of Convertible Notes	55,590	—	2,621,976	—	—	—	(55,590)	24,045,764	26,667,740	—	26,667,740
Net income / (loss)	—	—	—	—	—	2,431,928,022	—	—	2,431,928,022	(82,280,999)	2,349,647,023
Disposal of a stake of shares of subsidiaries	—	—	15,824,133	—	—	—	—	—	15,824,133	(757,619,709)	(741,795,576)
Issuance of convertible preferred shares by a former subsidiary	—	—	—	—	—	—	—	—	—	725,512,512	725,512,512
Acquisition of subsidiaries	—	—	—	—	—	—	—	—		365,304,723	365,304,723
Acquisition of additional stake in subsidiaries	—	—	(10,078,392)	—	—	—	—	—	(10,078,392)	(36,158,509)	(46,236,901)

Balance as of September 30, 2015	35,381,474	3,125,951	5,161,312,298	134,098,747	781,671,731	8,157,953,019	3,742,219	(2,416,273,887)	11,821,887,859	1,063,306,311	12,885,194,170

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended
September 30, 2014 and 2015

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015	Nine-month period ended September 30, 2015
	RMB	RMB	US$
Cash flows from operating activities:
Net income	388,743,650	2,349,647,023	369,697,120
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	370,035,789	446,110,251	70,191,682
Equity in (income)/ loss of affiliates	(48,771,518)	41,210,788	6,484,170
Gain on deconsolidation of a subsidiary	—	(2,269,860,747)	(357,143,424)
Loss from disposal of property, equipment and software	1,537,063	5,306,803	834,981
Gain on disposal of cost method investment	(1,674,498)	—	—
Provision for doubtful accounts	2,474,801	23,902,615	3,760,875
Depreciation of property, equipment and software	106,978,919	199,533,379	31,394,892
Amortization of intangible assets and land use rights	4,867,950	48,530,449	7,635,856
Deferred income tax (benefit)/ expense	(41,163,681)	113,722,624	17,893,295
Changes in current assets and liabilities net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions :
Increase in accounts receivable	(502,426,755)	(1,375,625,290)	(216,443,025)
Increase in due from related parties	(296,782,839)	(145,270,048)	(22,857,016)
Increase in prepayments and other current assets	(1,423,860,135)	(2,315,022,247)	(364,249,205)
Increase in long-term deposits	(26,004,497)	(1,322,856,593)	(208,140,316)
Increase in accounts payable	517,601,030	1,875,822,447	295,144,825
(Decrease)/increase in due to related parties	(1,868,448)	143,751,985	22,618,161
Increase in salary and welfare payable	86,024,284	265,300,394	41,742,777
Increase in taxes payable	51,057,415	217,793,300	34,267,937
Increase in advances from customers	931,579,688	1,537,291,842	241,879,892
Increase in accrued liability for customer reward program	125,867,159	144,567,399	22,746,460
Increase in other payables and accruals	421,644,945	221,687,218	34,880,612

Net cash provided by operating activities	665,860,322	205,543,592	32,340,549

Cash flows from investing activities:
Purchase of property, equipment and software	(2,957,868,848)	(493,927,525)	(77,715,326)
Cash paid for long-term investments	(1,901,680,807)	(2,862,547,662)	(450,397,707)
Cash received from disposal of available-for-sale investment	—	61,980,000	9,752,030
Cash paid for acquisition, net of cash acquired	(139,766,133)	(998,262,527)	(157,068,180)
Purchase of intangible assets	(9,000,000)	(20,000,000)	(3,146,831)
Increase in restricted cash	(81,415,667)	(239,564,471)	(37,693,447)
Decrease/ (Increase) in short-term investment	404,423,629	(791,064,727)	(124,467,356)
Cash outflows from deconsolidation of subsidiaries, net of cash disposed	—	(1,441,060,076)	(226,738,636)
Cash outflows from disposal of a subsidiary net of cash disposed	(4,315,324)	—	—

Net cash used in investing activities	(4,689,623,150)	(6,784,446,988)	(1,067,475,453)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended
September 30, 2014 and 2015 (Continued)

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015	Nine-month period ended September 30, 2015
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	876,796,780	2,212,384,360	348,100,000
Proceeds from exercise of share options	152,960,799	159,701,667	25,127,709
Repurchase of common stock	(446,155,147)	(834,688,738)	(131,331,226)
Cash paid to non-controlling investors	—	(46,236,902)	(7,274,986)
Cash received from non-controlling investors in connection with the establishment of subsidiary	—	725,512,513	114,153,268
Proceeds from issuance convertible preferred shares by a subsidiary	164,565,161	—	—
Proceeds from issuance of senior convertible notes, net of issuance costs	3,069,000,000	8,258,400,000	1,299,389,515
Proceeds from sale of warrants	—	523,404,000	82,353,200
Purchase of Purchased Call Option	—	(805,504,000)	(126,739,254)
Net cash provided by financing activities	3,817,167,593	10,192,972,900	1,603,778,226

Effect of foreign exchange rate changes on cash and cash equivalents	38,206,670	31,048,684	4,885,249
Net (decrease)/increase in cash and cash equivalents	(168,388,565)	3,645,118,188	573,528,571
Cash and cash equivalents, beginning of year	7,138,344,814	5,300,887,799	834,049,940

Cash and cash equivalents, end of year	6,969,956,249	8,946,005,987	1,407,578,511

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	187,727,553	173,710,640	27,331,903
Cash paid for interest, net of amounts capitalized	20,060,400	111,516,049	17,546,109
Supplemental schedule of non-cash investing and financing activities
Conversion of convertible senior notes	110,815,452	26,667,740	4,195,944
Accruals related to purchase of property, equipment and software	(269,340,342)	(99,849,185)	(15,710,426)
Unpaid cash consideration for business acquisitions (Note 2)	(47,225,926)	(107,862,644)	(16,971,276)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

        The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the "Company"), its subsidiaries, VIEs and VIEs' subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the "Group".

        The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

        In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company's interim condensed consolidated financial statements as of and for the nine months ended September 30 2014 and 2015. The year-end condensed balance sheet data as of December 31, 2014 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods.

        These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014, previously filed with the Securities and Exchange Commission ("SEC").

Consolidation

        The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company has adopted the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs' subsidiaries are consolidated into the Company's financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

        The following is a summary of the Company's major VIEs and VIEs' subsidiaries:

Name of VIE and VIEs' subsidiaries	Date of establishment/acquisition
Shanghai Ctrip Commerce Co., Ltd. ("Shanghai Ctrip Commerce")	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. ("Beijing Ctrip")	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. ("Guangzhou Ctrip")	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. ("Shanghai Ctrip" formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. ("Shenzhen Ctrip")	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. ("Ctrip Insurance")	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. ("Shanghai Huacheng" formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. ("Chengdu Ctrip")	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. ("Chengdu Ctrip International")	Established on November 4, 2008

        For the nine-month periods ended September 30, 2014 and 2015, the Company is considered the primary beneficiary of a VIE or VIEs' subsidiary and consolidated the VIE or VIEs' subsidiary if the Company had variable interests, that will absorb the entity's expected losses, receive the entity's expected residual returns, or both.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Major variable interest entities and their subsidiaries

        As of September 30, 2015, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs' subsidiaries as stated in above. These VIEs and VIEs' subsidiaries are used solely to facilitate the Group's participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People's Republic of China ("PRC") where foreign ownership is restricted.

        Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of September 30, 2015.

        Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of September 30, 2015.

        Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of September 30, 2015.

        Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,000,000 as of September 30, 2015.

        Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of September 30, 2015.

        Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. ("Ctrip Computer Technology") hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of September 30, 2015.

        Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of September 30, 2015.

        Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB20,000,000 as of September 30, 2015.

        Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of September 30, 2015.

        The capital injected by senior officers or senior officer's family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs' subsidiaries.

        As of September 30, 2015, the Company has various agreements with its consolidated VIEs and VIEs' subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

  Details of certain key agreements with the VIEs are as follows:

        Powers of Attorney:    Each of the shareholders of our affiliated Chinese entities signed an irrevocable power of attorney to appoint Ctrip Computer Technology (Shanghai) Co., Ltd. or another wholly owned subsidiary of ours, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity. The Power of Attorney shall remain effective as long as the applicable affiliated Chinese entity exists, and the shareholders of our affiliated Chinese entities are not entitled to terminate or amend the terms of the Power of Attorneys without prior written consent from us.

        Amended and Restated Technical Consulting and Services Agreement:    Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For the nine-month period ended September 30, 2015, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate of RMB7 (US$1.1) per ticket and from RMB82 (US$12.9) to RMB175 (US$27.5) per person per tour. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 104.8% and 48.2% for the nine-month periods September 30, 2014 and 2015. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

        Amended and Restated Share Pledge Agreements:    The shareholders of our affiliated Chinese entities have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by our affiliated Chinese entities of the technical and consulting services fees to us under the amended and restated technical consulting and services agreements, repayment of the business loan under the amended and restated business loan agreements and performance of obligations under the amended and restated exclusive option agreements, each agreement as described herein. In the event any of our affiliated Chinese entity breaches any of its obligations or any shareholder of our affiliated Chinese entities breaches his/her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These amended and restated share pledge agreements came into effect on the day when the respective pledgors became shareholders of our affiliated Chinese entities, and shall expire two years after the pledgor and the affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

        Amended and Restated Business Loan Arrangements:    Under the amended and restated business loan agreements we entered into with the shareholders of our affiliated Chinese entities, we extended long-term business loans to these shareholders of our affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities. These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. The amended and restated business loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of our affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the amended and restated business loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

        Amended and Restated Exclusive Option Agreements:    As consideration for our entering into the amended and restated business loan agreements described above, each of the shareholders of our affiliated Chinese entities has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of our affiliated Chinese entities pursuant to the amended and restated business loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable affiliate Chinese entity.

        The affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the affiliated Chinese entities without the Company's prior written consent. They also agree to accept the Company's guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

        In addition, the Company also enters into amended and restated technical consulting and services agreements with its majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay the Company service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides the Company with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to the Company's existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities (for instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by the Company through the contractual arrangements described above).

  Risks in relation to contractual arrangements between the Company's PRC subsidiaries and its affiliated Chinese entities:

        The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company's annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management's knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company's belief and the opinion of its PRC legal counsel. On January 19, 2015, the Ministry of Commerce of the PRC, or (the "MOFCOM") released for public comments a proposed PRC law (the "Draft FIE Law") which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises (or "FIEs") and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership on equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company's VIE arrangements, and as a result the Company's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the contractual arrangements establishing the Company's VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company's business operations, and have a severe adverse impact on the Company's cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company's ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

  Summary financial information of the Group's VIEs in the consolidated financial statements

        Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB118 million as of September 30, 2015. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31, 2014	As of September 30, 2015
	RMB	RMB
Total assets	13,495,852,174	16,673,014,679
Less: Inter-company receivables	(1,424,351,080)	(2,574,833,491)
Total assets excluding inter-company	12,071,501,094	14,098,181,188
Total liabilities	12,509,239,945	15,348,023,915
Less: Inter-company payables	(6,133,068,354)	(5,645,069,141)
Total liabilities excluding inter-company	6,376,171,591	9,702,954,774

        As of December 31, 2014 and September 30, 2015, the VIEs' assets mainly consisted of short-term investment (December 31, 2014: RMB3.1 billion, September 30, 2015: RMB2.4 billion), cash and cash equivalent (December 31, 2014: RMB2.6 billion, September 30, 2015: RMB2.2 billion), prepayments and other current assets (December 31, 2014: RMB2.0 billion, September 30, 2015: RMB3.6 billion), investments (non-current) (December 31, 2014: RMB1.6 billion, September 30, 2015: RMB1.6 billion) and accounts receivables (December 31, 2014: RMB1.4 billion, September 30, 2015: RMB2.6 billion). The inter-company receivables of RMB1.4 billion and RM2.6 billion as of December 31, 2014 and September 30, 2015 mainly represented the cash paid by a VIE to one of the Company's WFOEs for treasury cash management purpose.

        As of December 31, 2014 and September 30, 2015, the VIEs' liabilities mainly consisted of advance from customers (December 31, 2014: RMB3.5 billion, September 30, 2015: RMB4.8 billion), accounts payable (December 31, 2014: RMB1.8 billion, September 30, 2015: RMB3.6 billion), other payables and accruals (December 31, 2014: RMB588 million, September 30, 2015: RMB631 million), salary and welfare payable (December 31, 2014: RMB195 million, September 30, 2015: RMB171 million) and taxes payable (December 31, 2014: RMB45 million, September 30, 2015: RMB109 million). The inter-company payables as of December 31, 2014 and September 30, 2015 were RMB6.1 billion and RMB5.6 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited ("Ctrip HK"), one of the Company's wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs' subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries' perspectives.

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
	RMB	RMB
Net revenues	3,131,473,717	4,841,152,848
Cost of revenues	920,625,006	1,516,879,374
Net (loss) / income	(43,734,329)	714,987,373

        As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 60% of the

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Company's total revenues in nine-month period ended September 30, 2015. The air-ticketing and packaged-tour revenues continued to increase, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

        The VIEs' net income before the deduction of the inter-company consulting fee charges were RMB906 million and RMB1.4 billion for the nine-month period ended September 30, 2014 and 2015, respectively.

        The amount of service fees paid by all the VIEs as a percentage of the VIEs' total net income were 104.8% and 48.2% for the nine-month period ended September 30, 2014 and 2015, respectively.

        The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs' actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs' subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31 2012, primarily for tax planning purpose. In 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs, and the retained earnings of 2013 and 2014 have been transferred to the WFOEs, respectively. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

        Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

        The Group's reporting currency is RMB. The Company's functional currency is US$. The Company's operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

        Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People's Bank of China (the "PBOC"), the Hong Kong Association of Banks (the "HKAB") or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

        Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders' equity on the consolidated financial statements.

        Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3556 on September 30, 2015, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2015, or at any other rate.

Cash and cash equivalents

        Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

        Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investment

        Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Long term loan receivable

        Long-term loan receivables are recorded at cost and compounded accrued interests as we do not intend to sell the security, or it is more likely than not that the company will not be required to sell the security before full recovery of our cost. The Company evaluates the qualitative criteria to determine whether we expect to recover our cost.

Land use rights

        Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Property, equipment and software

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20 - 30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Software	3 - 5 years

        Construction in progress is stated at cost. Construction in progress as of December 31, 2014 mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investments

        The Company investments include cost method investments, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

        Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. In October 2013, the Company contributed cash in return for 5% equity shares in Zhong An Online Property Insurance Co., Ltd. ("Zhong An Online"). In December 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited ("Keystone"), which in 2013 merged with 7 Days Group Holdings Limited ("7 Days"), a leading economy hotel chain based in China. In 2014, dividends of RMB39 million are received from Keystone. Cost method of accounting was applied to both transactions due to lack of ability to exercise significant influence (Note 3).

        The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. In 2008, the Company acquired equity interest in Homeinns Hotel Group ("Homeinns" formerly Home Inns & Hotels Management Inc.) and on May 21, 2009, the Company started to have the ability to exercise significant influence and meeting requirement to apply equity method of accounting. In 2014, through a series of transactions, the Company culminated 35% share capital of Skyseas Holding International Ltd. ("Skyseas") and provided a loan of US$80 million to Skyseas to finance its purchase of a cruise ship. The Company therefore has the ability to exercise significant influence on Skyseas and applied equity method to account for the investment (Note 3). In May 2015, the Company acquired approximately 38% share capital of eLong, Inc. ("eLong"). The Company therefore has the ability to exercise significant influence on eLong and applied equity method

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

to account for the investment (Note 3).Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company's interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

        The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as "available-for-sale" and reported at fair value through other comprehensive income. The Company has designated its investment in commons shares of China Lodging Group, Limited ("Hanting"), Tuniu Corporation ("Tuniu") and eHi Car Services Limited("eHi") as available-for-sale equity securities, investment in shares with liquidation preference right of Tongcheng Network Technology Share Co., Ltd. ("LY.com") and a travel agency focusing on teenager market as available-for-sale equity securities and its investments in convertible redeemable preferred shares ("Preferred Share") of Easy Go Inc.("Easy Go"), Dining Secretary China Limited ("Dining Secretary") , Happy City Holdings Limited("Happy City"), Tujia.com International Co., Ltd ("Tujia") and a big-data advertisement company as available-for-sale debt securities in accordance with Accounting Standard Codification ("ASC") 320-10, respectively (Note 3). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

        The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

        Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2014 and September 30, 2015, carrying values of these financial instruments except for short-term investments and available-for-sale investments approximated their fair values because of their generally short maturities, and the carrying value of the long-term debts also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market. The Company reports short-term investments and available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income.

        The Company does not have any financial liabilities which must be measured at fair value on a recurring basis.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

          Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

          Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

          Level 3 includes unobservable inputs that reflect the management's assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

        U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, "Business combinations". Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

        The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Acquisitions

  Travel agencies

        The Company completed several transactions to acquire controlling shares of certain travel agencies to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill.

        In August, 2013, the Company completed the transaction to acquire controlling shares of a B2B hotel reservation company. The purchase consideration is approximately RMB47 million (US$8 million). The financial results of the acquired entity have been included in the Company's consolidated financial statements since the acquisition date. In February, 2014, Ctrip acquired the remaining share capital of this B2B hotel reservation company at a consideration of approximately RMB44 million (US$7 million). The purchase of the remaining non-controlling interests initiated by the Company was treated as an equity transaction. The difference between the book value of the remaining non-controlling interests and the cash consideration was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of the B2B hotel reservation company.

        In January, 2014, the Company completed the transaction to acquire a 51% controlling interest of an online trip package service provider. The purchase consideration is RMB139 million (US$23 million). The results of the acquired entity's operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 49% equity interest not held by the Company:

RMB
Net assets	13,176,760
Identifiable intangible assets—trademark and domain	61,564,134
Deferred tax liabilities	(9,234,620)
Non-controlling interests	(134,009,200)
Goodwill	207,981,890

Total purchase consideration	139,478,964

        In January, 2015, the Company completed an investment transaction in Travelfusion by purchasing a majority stake in the company. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The purchase consideration is RMB721 million (GBP75.6 million). The results of the acquired entity's operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 30% equity interest not held by the Company:

RMB
Net assets	36,936,493
Identifiable intangible assets—trademark and domain	344,256,108
Deferred tax liabilities	(72,293,783)
Non-controlling interests	(275,995,802)
Goodwill	687,633,024

Total purchase consideration	720,536,040

  Other acquisitions

        From time to time, the Company selectively acquired or invested in businesses that complement our existing business, and will continue to do so in the future. Other than disclosed above, none of such acquisitions or investments is material to our businesses or financial results.

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs.

        Goodwill is not amortized but is reviewed at least annually at the fourth quarter of each year for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        As of December 31, 2014, the step one analysis performed indicated that the fair value of the Company's reporting units was substantially greater than the respective carrying value. There was no impairment of goodwill during the years ended December 31, 2012, 2013 and 2014. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2013 and 2014. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2013 and 2014. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        The Company reviews intangible assets with indefinite lives annually at the fourth quarter of each year for impairment.

        No impairment triggering events were identified on other intangible assets during the nine-month periods ended September 30, 2015. No impairment on the other intangible assets was recorded for the nine-month periods ended September 30, 2014 and September 30, 2015.

Impairment of long-lived assets

        Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

        No impairment of long-lived assets was recognized for the nine-month periods ended September 30, 2014 and 2015.

Accrued liability for customer reward program

        The Group's customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2014, and September 30, 2015, the Group's accrued liability for its customer reward program amounted to RMB431 million and RMB575 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB274 million and RMB328 million for the nine-month periods ended September 30, 2014 and 2015.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Deferred revenue

        In 2011, the Group launched a coupon program, through which the Group provides coupons for customers who book selected hotels online through website. Customers who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. Customers may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. In accordance with ASC 605-50 "Revenue Recognition: Customer Payments and Incentives", the Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the consolidated statements.

Revenue recognition

        The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. ("Ctrip Computer Technology"), Ctrip Travel Information Technology (Shanghai) Co., Ltd. ("Ctrip Travel Information"), Ctrip Travel Network Technology (Shanghai) Co., Ltd. ("Ctrip Travel Network"), Ctrip Information Technology (Nantong) Co., Ltd. ("Ctrip Information Technology"), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs and VIE subsidiaries.

        Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

        The Group presents revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where the Group undertakes the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the nine-month periods ended September 30, 2014 and 2015, respectively.

        In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax ("VAT") payer. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

        The Group receives commissions from travel suppliers for hotel room reservations through the Group's transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Transportation ticketing services

        Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group's transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

Packaged-tour

        The Group receives referral fees from travel product providers for packaged-tour products and services through the Group's transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

        Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Wing On Travel conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered.

Corporate travel

        Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.

Other businesses

        Other businesses comprise primarily of online advertising services, the sale of Property Management System ("PMS"), and related maintenance service.

        Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

        Software Hotel Information conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Cost of revenues

        Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group's transaction and service platform which are directly attributable to the rendering of the Group's travel related services and other businesses.

Product development

        Product development expenses include expenses incurred by the Group to develop the Group's travel supplier networks as well as to maintain, monitor and manage the Group's transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Software—internal use software" respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

        Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company's sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB775 million and RMB1.3 billion for the nine-month periods ended September 30, 2014 and 2015 respectively, are charged to the statements of income as incurred.

Share-based compensation

        Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life. Expected dividend yield is determined in view of the Company's historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

        ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

        According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

  Share incentive plans

        On November 5, 2004, the Company's board of directors adopted a 2005 Employee's Stock Option Plan ("2005 Option Plan"). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company's 2003 Option Plan. As of December 31, 2014 and September 30, 2015, 386,310 and 188,420 options were outstanding under the 2005 Option Plan respectively.

        On October 17, 2007, the Company adopted a 2007 Share Incentive Plan ("2007 Incentive Plan"), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units ("RSU")), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. The Company granted 803,189 and 625,006 new shares options to employees with 4 year requisite service period for the nine-month period ended September 30, 2014 and 2015, respectively. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2014 and September 30, 2015, 4,585,868 and 4,917,329 options and 1,058,608 and 919,864 RSUs were outstanding under the 2007 Incentive Plan. The Company calculated the estimated fair value of share options on the date of grant using the Black-

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Scholes pricing model with the same assumptions included in the Company's 2014 20-F, there has been no material change in those assumptions for the nine-month period ended September 30, 2015.

  Option modification

        In January 2012, the compensation committee passed a resolution to replace all options that previously granted under the 2007 incentive plan but with exercise price above $120.00 per ordinary share, with maximum of 518,017 restricted share units (RSU) of the Company based on the conversion ratio at 4:1 ("the Replacement"). The total options modified approximate 1.9 million and the Company incurred no incremental cost for such modification.

        As of September 30, 2015, there was US$153 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 2.7 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB152,960,799 and RMB159,701,667 for the nine-month period ended September 30, 2014 and 2015, respectively.

  A summary of RSUs activities under the share option plans

        The Company granted 557,008 and 229,603 RSUs to employees with 4 year requisite service period for the nine-month period ended September 30, 2014 and 2015, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

        Total share-based compensation cost for the RSUs amounted to US$22 million and US$35 million for the nine-month period ended September 30, 2014 and 2015, respectively. As of September 30, 2015, there was US$147 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.

Taxation

        Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

        Effective January 1, 2007, the Company adopted ASC 740, "Income Taxes". It clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

        As of both December 31, 2014 and September 30, 2015, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the nine-month period ended September 30, 2014 and 2015, the Company did not have any interest and penalties associated with tax positions.

Other income (net)

        Other income consists of financial subsidies, investment income and foreign exchange gains/(losses), and re-measurement gains. Financial subsidies from local PRC government authority were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other income for the nine-month period ended September 30, 2014 and 2015 were as follows:

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
	RMB	RMB
Gain on deconsolidation of a subsidiary	—	2,269,860,747
Financial subsidies	96,454,198	128,633,538
Reimbursement from the depository	—	11,582,882
Foreign exchange (losses)/ gains	(10,814,803)	3,994,310
Dividends from a cost method investment	39,036,138	—
Gain on disposal of cost method investment	1,674,498	—
Bank charges	(35,117,403)	(50,633,202)
Others	7,273,655	26,687,406

Total	98,506,283	2,390,125,681

  Gain on deconsolidation of subsidiaries

        Gain on deconsolidation of subsidiaries refers to the gain recognized from the deconsolidation of Tujia.com International Co., Ltd. ("Tujia") as a result of the loss of control of Tujia after its recent financing in the third quarter of 2015. In July, 2015, Tujia issued Series D+ redeemable convertible

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

preferred shares to a number of new investors. The Company did not participate the Series D+ financing and as a result, its equity interest, and fully converted voting rights was diluted from approximately 50% to 45%. After the Series D+ financing, The Company was entitled to appoint 6 out of 12 board of directors. The Company concluded that the changes in interest resulted in its loss of control in Tujia under ASC 810, thus the financial statement of Tujia shall be deconsolidated. A gain is recognized for the deconsolidation of Tujia as of the deconsolidation date and was recorded in the Other Income. The investment in Tujia was re-measured at its fair value at the date of the deconsolidation.

Dividends

        Dividends are recognized when declared.

        PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company's PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.8 billion as of September 30, 2015.

        As a result of the aforementioned PRC regulation and the Company's organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2014 and September 30, 2015 were RMB5.0 billion and RMB5.9 billion, respectively. The Company's PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

        Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

Earnings per share

        In accordance with "Computation of Earnings Per Share", basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

        If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented are be based on the new number of shares.

Treasury stock

        On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. On June 13, 2012, our board of directors approved a US$300 million share repurchase plan. And on April 3, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

        Treasury stock consists of ADS repurchased by the Group under these three plans. In October 2013, US$45.5 million convertible senior notes issued in 2012 was early converted and 588,219 shares of repurchased treasury stock were delivered to bond holders. In 2014, US$65.5 million convertible senior notes issued in 2012 was converted and 846,131 shares of repurchased treasury stock were delivered to bond holders. In the nine-month period ended September, 30, 2015, US$4.3 million convertible senior notes issued in 2012 was converted and 55,590 shares of repurchased treasury stock were delivered to bond holders. As of September 30, 2015, the Company had 3,742,219 shares treasury stock at total cost of US$380 million. Treasury stock is accounted for under the cost method.

Segment reporting

        The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the Consolidated Statements.

        The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

        In April 2014, the FASB issued ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Company's consolidated financial statements, because the Company does not have discontinued operations or disposals of components of an Entity.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company is currently assessing the potential effects of these changes on the Company's consolidated financial statements.

        In February 2015, the FASB issued the ASU 2015-02, "Amendments to the Consolidation Analysis". The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In April 2015, the FASB issued the ASU 2015-05, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) Customer's Accounting for Fees Paid in a Cloud Computing Arrangement". The Board issued the amendments in this Update as part of its Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of the financial statements. Existing GAAP does not include explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. The amendments in this Update provide guidance to

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer's accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the Board decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In April 2015, the FASB issued the ASU No. 2015-03—Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. In August 2015, the FASB issued the ASU No. 2015-15—Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("ASU 2015-15"), which incorporates the SEC staff's announcement that clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03. The ASU clarifies that debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective retrospectively for interim and annual periods beginning after December 15, 2015. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In September 2015, the FASB issued the ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        In November 2015, the FASB issued the ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. If an entity applies the guidance prospectively, the entity should disclose in the first interim and first annual period of change, the nature of and reason for the change in accounting principle and a statement that prior periods were not retrospectively adjusted. If an entity applies the guidance retrospectively, the entity should disclose in the first interim and first annual period of change the nature of and reason for the change in accounting principle and quantitative information about the effects of the accounting change on prior periods. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

Certain risks and concentration

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2014 and September 30, 2015, substantially all of the Company's cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

        No individual customer accounted for more than 10% of net revenues for the nine-month period ended September 30, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2014 and September 30, 2015.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS

        The Company's long-term investments consisting of cost method investments, equity method investments and available-for-sale securities as of December 31, 2014 and September 30, 2015 were as follows:

	December 31, 2014	September 30, 2015
	RMB	RMB
Available-for-sale securities
Tujia (available-for-sale)	—	2,784,302,479
LY.com (available-for-sale)	1,547,844,523	2,253,163,385
Hanting (available-for-sale)	898,828,511	852,386,094
Easy Go (available-for-sale)	627,905,501	643,186,701
eHi (available-for-sale)	535,024,052	717,027,215
Tuniu (available-for-sale)	216,690,294	313,860,446
A travel agency focusing on teenager market (available-for-sale)	81,000,000	81,000,000
A big-data advertisement company (available-for-sale)	62,046,000	63,556,000
Happy City (available-for-sale)	35,422,062	36,328,061
Dining Secretary (available-for-sale)	29,046,000	30,556,000
Equity method investments
eLong (equity method)	—	2,610,521,829
Homeinns (equity method)	902,964,928	933,734,378
Skyseas (equity method)	161,828,826	140,002,007
Cost method investments
Keystone (cost method)	158,217,350	162,067,851
A C2C carpooling platform (cost method)	—	127,112,000
Zhong An Online (cost method)	50,000,000	50,000,000
Others	11,938,400	56,842,654

Total net book value	5,318,756,447	11,855,647,100

  Tujia

        In October 2012, February 2013 and June 2014, the Company and other institutional investors entered into a series of agreements with Tujia.com International Co., Ltd ("Tujia") to issue 70,380,000 shares of Series A redeemable convertible preferred stocks ("Series A preferred shares") with total consideration of US$14.6 million, 33,333,333 shares of Series B redeemable convertible preferred stocks ("Series B preferred shares") with total consideration of US$36.7 million and 30,465,080 shares of Series C redeemable convertible preferred stocks ("Series C preferred shares") with total consideration of US$75 million, respectively.

        The Company has held the majority voting power of Tujia and had consolidated Tujia since it was incorporated.

        In July, 2015, Tujia issued Series D+ redeemable convertible preferred shares to a number of new investors. The Company did not participate the Series D+ financing and as a result, its equity interest,

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

and fully converted voting rights was diluted from approximately 50% to 45%. After the Series D+ financing, the Company was entitled to appoint 6 out of 12 board of directors. The Company concluded that the changes in interest resulted in its loss of control in Tujia under ASC 810, thus the financial statement of Tujia shall be deconsolidated. A gain is recognized for the deconsolidation of Tujia as of the deconsolidation date and was recorded in the Other Income (Note 2). The investment in Tujia was re-measured at its fair value at the date of the deconsolidation.

        The Company recorded this investment as an available-for-sale debt since the preferred shares held by the Company are redeemable at the option of the Company and are not in substance of common stocks. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end. Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. For the period from the date of the deconsolidation to September 30, 2015, the Company did not identify and recognize any change of fair value for the investment in Tujia.

  LY.com

        In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of LY.com's common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value.

  Hanting

        On March 31, 2010, the Company purchased newly issued 7,202,482 shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 shares of Hanting in its initial public offering ("IPO"). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting's total outstanding shares as of March 31, 2010. The Company has one out of seven seats in Hanting.

        Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as "available for sale" as the Company does not have the ability to exercise significant influence and measured the fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of Hanting as of September 30, 2015 is US$24.33 per ADS. As of September 30, 2015, the Company recorded the investment in Hanting at a fair value of RMB852 million

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

(approximately US$134 million), with RMB423 million increase in fair value of the investment credited to other comprehensive income.

  Easy Go

        In December 2013 and August 2014, the Company completed the transactions to acquire equity stake of Easy Go by subscribing its Series B and Series C convertible preferred shares with a total consideration of US$53 million.

        The Company recorded this investment as an available-for-sale debt since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in substance of common stocks. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of September 30, 2015, the Company recorded the investment in Easy Go at a fair value of RMB643 million (approximately US$101 million), with RMB298 million increase in fair value of the investment credited to other comprehensive income.

  eHi

        In December 2013 and April 2014, the Company completed the transactions to acquire equity stake of eHi, one of the largest car rental companies in China, by subscribing its Series E and Series E Plus convertible preferred shares with a total consideration of approximately US$107 million. In November 2014, with the consummation of eHi's initial public offering, the convertible preferred shares held by the Company were converted into common share of eHi. In November, 2014, the Company purchased US$10 million additional common shares at its IPO price. In May, 2015, the Company sold US$10 million common shares at the IPO price. Upon the closing of the transactions described above, the Company held an aggregate equity interest of approximately 14% of eHi's total outstanding share and 19.9% of eHi's voting power as of September 30, 2015. The Company has one out of seven seats in eHi.

        The Company continued to record this investment as an available-for-sale debt security since the Company does not have the ability to exercise significant influence. The available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of eHi as of September 30, 2015 is US$11.59 per ADS. As of September 30, 2015, the Company recorded the investment in eHi at a fair value of RMB717 million (approximately US$113 million), with RMB37 million increase in fair value of the investment credited to other comprehensive income.

  Tuniu

        In May, 2014, the Company purchased 1,666,667 ADSs representing 5,000,000 shares of Tuniu upon its IPO. The transaction was made at a purchase price of US$9 per ADS, or US$3 per share, which is the then IPO price. The total purchase cost is US$15 million (RMB93 million). In addition, in December, 2014, the Company purchased 3,731,034 newly issued class A ordinary shares of Tuniu at a

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

purchase price of US$12 per ADS, or US$4 per share. Upon the closing of the transactions described above, the Company held an aggregate equity interest approximately 4.6% of Tuniu's total outstanding shares as of December 31, 2014. The Company has one out of nine seats in Tuniu

        Given the level of investment, the Company applies ASC-320-25 to account for its investment in Tuniu. The Company classified the investment as "available for sale" and measured the fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of Tuniu as of September 30, 2015 is US$11.87 per ADS. As of September 30, 2015, the Company recorded the investment in Tuniu at a fair value of RMB314 million (US$49 million), with RMB4 million decrease in fair value of the investment credited to other comprehensive income.

  A travel agency focusing on teenager market

        In August, 2014, the Company completed the transactions to acquire a minority stake of a travel agency focusing on teenager market, with a cash consideration of RMB81 million. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in the liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of the acquired entity's common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value. There is no significant change in fair value of the investment from the initial investment day to September 30, 2015.

  A big-data advertisement company

        In August 2014, the Company completed the transactions to acquire a minority stake of Seris B preferred shares of a big-data advertisement company with a total consideration of US$10 million.

        The Company recorded this investment as an available-for-sale debt since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to September 30, 2015.

  Happy City

        In June 2013, the Company entered into agreements to acquire a minority stake of the Series A preferred shares in Happy City, a privately owned mobile application software company, with total consideration of US$6 million. Happy City is engaged in development and operation of a mobile application for hotel searching and booking.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

        The Company recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Company are redeemable at the option of the Company and are not common stocks in substance. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The decrease in fair value of the investment in Happy City of RMB2 million (US$0.3 million) was recorded to other comprehensive income as of September 30, 2015.

  Dining Secretary

        In November 2010, the Company completed the transactions to acquire a minority stake of Dining Secretary's Series B convertible preferred shares with total consideration of US$10 million. Dining Secretary is a provider of free online and offline restaurant reservations for diners.

        The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31 2014, the Company recorded an other than temporary investment impairment of RMB33 million in Dining Secretary based on the difference of its fair value and cost with the previously recognized unrealized loss in other comprehensive income with amount of RMB4 million reversed.

  eLong

        In May 2015, the Company entered into a share purchase agreement with certain selling shareholders, including Expedia, Inc. ("Expedia"), together with several other investors to acquire approximately 37.6% share capital of eLong, Inc. ("eLong"). The total consideration was approximately USD414 million. The Company has one out of eight board seats of eLong. The Company's investment of eLong is common stock in nature and due to the significant influence of eLong that the Company is entitled to, the Company applies the equity method to account for the investment starting June 2015.

        The Company calculated equity in income or losses of investment in eLong on one quarter lag basis, as allowed, as the financial statements of eLong were not available within a sufficient time period.

  Homeinns

        The Company purchased ADSs of Homeinns from time to time through the open market and in a private placement transaction. As of December 31, 2014, the Company held an aggregate equity interest of approximately 15.1% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

        The Company calculated the equity in income or losses of investment in Homeinns on one quarter lag basis, as allowed, as the financial statements of Homeinns were not available within a sufficient time period.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

        On October 1, 2011, Homeinns completed a transaction to acquire 100% equity interest in a business, pursuant to which Homeinns issued additional ordinary shares as part of the total consideration. As a result, the Company's equity interest in Homeinns effectively decreased from 17.5% to 15.1%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company's average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012 as a result of the equity dilution impact. The Company picks up equity calculation of Homeinns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Homeinns to perform the equity investment reconciliations between the Company and Homeinns.

        The carrying amount and unrealized securities holding profit for investment in Homeinns as of December 31, 2014 and September 30, 2015 were as follows:

	December 31, 2014	September 30, 2015
	RMB	RMB
Investment cost
Balance at beginning of year	554,626,285	568,679,251
Foreign currency translation	14,052,966	11,235,008

Total investment cost	568,679,251	579,914,259

Value booked under equity method
Share of cumulative profit	357,085,613	379,535,689
Amortization of identifiable intangible assets, net of tax	(22,799,936)	(25,715,570)

Total booked value under equity method.	334,285,677	353,820,119

Net book value	902,964,928	933,734,378

        In 2014, among the share of cumulative profit of Homeinns, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 12 million.

        The financial information of Homeinns as of September 30, 2014 and June 30, 2015 is as follows:

	September 30, 2014	June 30, 2015
	RMB ('000)	RMB ('000)
Current assets	1,230,755	1,394,546
Non-current assets	8,030,078	7,895,931
Current liabilities	1,751,016	2,579,453
Non-current liabilities	2,546,507	1,556,096
Retain earnings	1,568,795	1,638,737
Non-controlling interest	15,188	17,409
Total shareholders' equity	4,963,310	5,154,928

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

        The financial information of Homeinns as of and for the nine-month period ended December 31, 2014 and June 30, 2015 is as follows:

Total revenues	4,780,743	4,773,053
Net Revenues	4,483,401	4,485,989
Income from operations	359,185	219,612
Net income	198,384	121,282
Net (loss) / income attributable to Homeinns Group's shareholders	195,884	119,062

        The closing price of Homeinns as of September 30, 2015 is US$28.74 per ADS, the aggregate market value of the Company's investment in Homeinns is approximately RMB1.3 billion (US$207 million).

  Skyseas

        In September 2014, the Company made a US$ 52.5 million investment in a 70% equity stake of Skyeas, a cruise company, which targets to provide Chinese customers the world-class and tailor-made cruise products. The Company also provided a loan with amount of US$ 160 million to Skyseas at the interest rate of 3% per annum. Concurrently, Skyseas purchased a cruise ship from Royal Caribbean Cruises Ltd. ("RCL") with amount of US$ 220 million. Thus the Company obtained the control over Skyseas and its financial results were consolidated with the Company's consolidated financial statements on its incorporation.

        In November 2014, the Company entered into a share transfer agreement with RCL to transfer 35% share capital of Skyseas to RCL for US$ 26.3 million, representing the Company's original cost for the investment. RCL also provided US$ 80 million loan to Skyseas from the US$ 160 million provided by the Company. After the transaction, the Company and RCL each owns 35% of Skyseas, with the remaining equity interest being owned by Skyseas management and a private equity fund and each provided a loan to Skyseas with amount of US$ 80 million. The Company has two out of five board seats of Skyseas and is entitled to appoint the senior management, including CEO. The Company lost the ability to control Skyseas after the share transfer. Therefore, the Company has applied equity method to account for the investment since December 2014 due to the Company continues to maintain the ability to exercise the significant influence. There was no gain or loss on the loss of control and deconsolidation though the Company deconsolidated cash of US$ 19 million in the transactions.

  Keystone

        In December, 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited ("Keystone"), which in 2013, merged with 7 Days Group Holdings Limited ("7 Days"), a leading economy hotel chain based in China. The total consideration was RMB155 million (US$25.5 million). The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

  Zhong An Online

        In October 2013, the Company entered into agreements to contribute a 5% equity stake in Zhong An Online Property Insurance Co., Ltd, China's first online insurance company. The capital contribution is RMB50 million. The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

  A C2C carpooling platform

        In May, 2015, the Company acquired 5% equity shares in a C2C carpooling platform. The consideration was USD20 million. The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

        Other investments included equity investments in certain privately-held companies.

        As of December 31, 2014 and September 30, 2015, no impairments have been recorded for these investments. As of September 30, 2015, the equity-method investments, on an individual basis or on an aggregated basis by any combination are not significant for the Company.

4. FAIR VALUE MEASUREMENT

        In accordance with ASC 820-10, the Company measures short-term investments and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The estimated fair value of long-term loans approximated the carrying amount as of December 31, 2014 and September 30, 2015, as the interest rates of the long-term loans are considered as approximate the current rate for comparable loans at the respective balance sheet dates.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at September 30, 2015 using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at September 30, 2015
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	7,096,870,156	—	7,096,870,156	1,116,632,600
Time deposits	—	134,753,177	—	134,753,177	21,202,275
Available-for-sale investments
Tujia	—	—	2,784,302,479	2,784,302,479	438,086,487
LY.com	—	—	2,253,163,385	2,253,163,385	354,516,235
Hanting	852,386,094	—	—	852,386,094	134,115,755
Easy Go	—	—	643,186,701	643,186,701	101,199,997
eHi	717,027,215	—	—	717,027,215	112,818,178
Tuniu	313,860,446	—	—	313,860,446	49,383,291
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	12,744,666
A big-data advertisement company	—	—	63,556,000	63,556,000	10,000,000
Happy City	—	—	36,328,061	36,328,061	5,715,914
Dining Secretary	—	—	30,556,000	30,556,000	4,807,729

Total	1,883,273,755	7,231,623,333	5,892,092,626	15,006,989,714	2,361,223,127

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurement at December 31, 2014 using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2014
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	5,990,483,880	—	5,990,483,880	965,490,746
Time deposits	—	448,370,707	—	448,370,707	72,264,240
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,467,254
Hanting	898,828,511	—	—	898,828,511	144,864,860
Easy Go	—	—	627,905,501	627,905,501	101,199,997
eHi	535,024,052	—	—	535,024,052	86,230,225
Tuniu	216,690,294	—	—	216,690,294	34,924,136
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	13,054,830
A big-data advertisement company	—	—	62,046,000	62,046,000	10,000,000
Happy City	—	—	35,422,062	35,422,062	5,709,000
Dining Secretary	—	—	29,046,000	29,046,000	4,681,365

Total	1,650,542,857	6,438,854,587	2,383,264,086	10,472,661,530	1,687,886,653

        The roll forward of Level 3 Tujia's investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2014	—
Fair value of available-for-sale investment of Tujia	2,784,302,479
Fair value of available-for-sale (Level 3) investment as at September 30, 2015	2,784,302,479

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	438,086,487

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 LY.com's investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2013	—
Investment in common share of LY.com	1,414,285,714
Transfer in and/or out of Level 3	—
The change in fair value of the investment in LY.com	—
Fair value of available-for-sale (Level 3) investment as at September 30, 2014	1,414,285,714

Fair value of available-for-sale(Level 3) investment as at December 31, 2014	1,547,844,523
Investment in common share of LY.com	—
Transfer in and/or out of Level 3	—
The change in fair value of the investment in LY.com	705,318,862
Fair value of available-for-sale (Level 3) investment as at September 30, 2015	2,253,163,385

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	354,516,235

        The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital ("WACC")	19%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	28%
Option pricing model	Time to liquidation	3 years
	Risk-free rate	3.43%
	Expected volatility	50.89%
	Probability	Liquidation scenario: 20%
		IPO scenario: 80%
	Dividend yield	Nil

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 Easy Go's investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2013	143,904,165
Investment in Series C Preferred Shares of Easy Go	184,377,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(799,480)
The change in fair value of the investment in Easy Go	293,683,897

Fair value of available-for-sale (Level 3) investment as at September 30, 2014	621,165,582
Fair value of available-for-sale(Level 3) investment as at December 31, 2014	627,905,501
Investment in Series C Preferred Shares of Easy Go	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	15,281,200
The change in fair value of the investment in Easy Go	—

Fair value of available-for-sale (Level 3) investment as at September 30, 2015	643,186,701

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	101,199,997

        The fair value of the investment in Easy Go is determined by the investment in Series C Preferred Shares of Easy Go which was close to year end.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 travel agency focusing on teenager market's investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in equity interest of a travel agency focusing on teenager market	81,000,000
Transfer in and/or out of Level 3	—
The change in fair value of the investment in a travel agency focusing on teenager market	—
Fair value of available-for-sale (Level 3) investment as at September 30, 2014	81,000,000

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	81,000,000
Investment in equity interest of a travel agency focusing on teenager market	—
Transfer in and/or out of Level 3	—
The change in fair value of the investment in a travel agency focusing on teenager market	—
Fair value of available-for-sale (Level 3) investment as at September 30, 2015	81,000,000

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	12,744,666

        The fair value of the investment in the travel agency focusing on teenager market's is determined by the investment in this travel agency focusing on teenager market's which was close to year end.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 big-data service company in digital advertising's investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	—
Investment in Series B Preferred Shares of a big-data advertisement company	61,425,000
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(45,000)
The change in fair value of the investment in a big-data advertisement company	—
Fair value of available-for-sale (Level 3) investment as at September 30, 2014	61,380,000

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	62,046,000
Investment in Series B Preferred Shares of a big-data advertisement company	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	1,510,000
The change in fair value of the investment in a big-data advertisement company	—
Fair value of available-for-sale (Level 3) investment as at September 30, 2015	63,556,000

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	10,000,000

        The fair value of the investment in the big-data service company is determined by the investment in this big-data service company which was close to year end.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 Happy City's investment is as following:

Amount
RMB
Fair value of available-for-sale(Level 3) investment as at December 31, 2013	37,358,327
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	112,200
The change in fair value of the investment in Happy City	—

Fair value of available-for-sale (Level 3) investment as at September 30, 2014	37,470,527

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	35,422,061
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	906,000
The change in fair value of the investment in Happy City	—

Fair value of available-for-sale (Level 3) investment as at September 30, 2015	36,328,061

Fair value of available-for-sale investment (Level 3) as at September 30, 2015 (US$)	5,715,914

        The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital ("WACC")	27.67%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	25%
Option pricing model	Time to liquidation	2.67 years
	Risk-free rate	1.567%
	Expected volatility	45.4%
	Probability	Liquidation scenario: 50% Redemption scenario: 50%
	Dividend yield	Nil

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of Level 3 Dining Secretary's investment is as following:

Amount
RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	56,242,365
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	843,000
The change in fair value of the investment in Dining Secretary	—

Fair value of available-for-sale (Level 3) investment as at September 30, 2014	57,085,365
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	29,046,000
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	1,510,000
The change in fair value of the investment in Dining Secretary	—

Fair value of available-for-sale (Level 3) investment as at September 30, 2015	30,556,000

Fair value of available-for-sale investment (Level 3) as at September 30, 2015(US$)	4,807,729

        The significant unobservable inputs used in the valuation are as following:

Valuation Technique	Unobservable Input	Parameter value
Discounted cash flow	Weighted average cost of capital ("WACC")	27.94%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	25%
Option pricing model	Time to liquidation	3.01 years
	Risk-free rate	4.13%
	Expected volatility	41.4%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

        Based on the review of various factors of Dining Secretary, including, but not limited to its current market condition, operating performance and current and expected earnings trend, the Company determined the decline in fair value of Dining Secretary to below its carrying value is other than temporary. Accordingly, an impairment with amount of RMB33 million based on the difference of its fair value and cost was provided in other income with a reversal of the previously recognized unrealized loss of RMB4 million recorded in other comprehensive income in 2014.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The Company determined the fair value of their investment by using an income approach concluding on the overall investee's equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable public companies.

5. SHORT-TERM DEBT

	As of December 31, 2014	As of September 30, 2015
	RMB	RMB
Short-term borrowings	3,132,061,011	5,407,852,928
2017 Convertible Senior Notes(Note 8)	428,427,630	411,525,100

Total	3,560,488,641	5,819,378,028

        As of September 30, 2015, the Group obtained six borrowings of RMB1.7 billion (US$266.3 million) in aggregate collateralized by a bank deposit of RMB120 million and RMB1.2 billion classified as restricted cash and short-term investment at one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.5%. The Company is in compliance with the loan covenant at September 30, 2015.

        As of September 30, 2015, the Group obtained three borrowings of RMB1.3 billion (US$197.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB2.1 billion classified as restricted cash and short-term investment provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 1.3% to 2.3%. The Company is in compliance with the loan covenant at September 30, 2015.

        As of September 30, 2015, the Group obtained one borrowings of RMB373.7 million (US$58.8 million) in aggregate collateralized by bank deposits of RMB75 million classified as short-term investment provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.0%. The Company is in compliance with the loan covenant at September 30, 2015.

        As of September 30, 2015, the Group obtained three borrowings of RMB998.5 million (US$157.1 million) in aggregate collateralized by bank deposits of RMB442 million classified as short-term investment provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.6%. The Company is in compliance with the loan covenant at September 30, 2015.

        As of September 30, 2015, the Group obtained three borrowings of RMB794.5 million (US$125 million) in aggregate collateralized by bank deposits of RMB57.7 million classified as restricted cash provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 1.9% to 2.0%. The Company is in compliance with the loan covenant at September 30, 2015.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

5. SHORT-TERM DEBT (Continued)

        As of September 30, 2015, the Group obtained one borrowings of RMB291.1 million (US$45.8 million) in aggregate collateralized by bank deposits of RMB680 million classified as short-term investment provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 1.1%. The Company is in compliance with the loan covenant at September 30, 2015.

6. RELATED PARTY TRANSACTIONS

        During the nine-month ended September 30, 2014 and 2015, significant related party transactions were as follows:

	Nine-month period end September 30, 2014	Nine-month period end September 30, 2015
	RMB	RMB
Commissions from Homeinns(a)	23,627,724	25,835,347
Commissions from Hanting(a)	14,922,688	10,156,186
Commissions from Tujia(a)	—	3,517,066
Shareholders' loan and interest to Skyseas(c)	—	11,347,199
Entrusted loan and interest to Tujia(b)	—	73,482,082
Entrusted loan and interest to a technology company focusing on hotel customer reviews(b)	694,577	—
Commissions to Skyseas(d)	—	151,768,047
Commissions to LY.com(d)	—	53,560,593
Commissions to Tujia(d)	—	8,447,943
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited ("Ananda")(e)	23,695,089	9,143,324

(a)
The Company's hotel supplier, Homeinns has two directors in common with the Company. Homeinns closed the acquisition of Motel 168 International Holdings Limited ("Motel 168") on September 30, 2011 and consolidated its financial results thereafter. Commissions from Homeinns presented above include the commissions from Motel 168 starting from October 1, 2011 to December 31, 2014. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. In May 2012, the Company sold 51% equity interest of Starway Hong Kong to Hanting with a total consideration of RMB17.1 million and deconsolidated Starway Hong Kong upon the closing of the deal. On November 30, 2013, Hanting further acquired 49% equity interest of Starway Hong Kong from the Company with a total consideration of RMB16.5 million. The remaining purchase price of RMB12.25 million will be paid in a 3-year installment plan. From then on, the Company does not directly hold any equity interest of Starway Hong Kong. Commissions from Hanting presented above include the commissions from Starway Hong Kong starting from December 1, 2013 to December 31, 2013. Homeinns, Hanting and Tujia have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

6. RELATED PARTY TRANSACTIONS (Continued)

  from Homeinns, Hanting and Tujia for the nine-month periods ended September 30, 2014 and 2015 are presented as above.

(b)
In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period. In March 2015, the Company entered into agreements with Tujia to provide entrusted loan of RMB72 million. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest to the technology company focusing on hotel customer reviews, eHi and Tujia for the year ended September 30, 2015 is presented as above.

(c)
As of September 30, 2015, the Company provided shareholder's loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended September 30, 2015 is presented as above.

(d)
In April, 2014, the Company purchased a minority stake of LY.com. The Company has entered into agreements to provide hotel rooms to LY.com and Tujia. Commissions to LY.com starting from April, 2014 to September 30, 2015, commissions to Tujia from August, 2015 to September 30, 2015 and commissions to Skyseas for the nine-month periods ended September 30, 2015 are presented as above.

(e)
The Company's tour package supplier, Ananda is an associate of Wing On Travel. Tour package purchase from Ananda for the nine-month periods ended September 30, 2014 and 2015 is presented as above.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

6. RELATED PARTY TRANSACTIONS (Continued)

        As of December 31, 2014 and September 30, 2015, significant balances with related parties were as follows:

	December 31, 2014	September 30, 2015
	RMB	RMB
Due from related parties, current:
Due from Tujia	—	155,134,023
Due from Skyseas	—	78,525,741
Due from HK Skysea Investment	—	31,675,000
Due from Hanting	6,402,931	8,898,351
Due from Homeinns	4,166,006	6,028,483
Due from others	—	3,000,000
	10,568,937	283,261,598

Due from related parties, non-current:
Due from Skyseas	505,955,950	529,752,905
Due from Hanting	4,083,334	2,041,667

	510,039,284	531,794,572

Due to related parties, current:
Due to HK Skysea	—	152,105,737
Due to LY.com	10,250,334	5,034,669
Due to Ananda	5,798,769	2,496,359
Due to Hanting	1,000,000	1,000,000

	17,049,103	160,636,765

        The amounts due from and due to related parties as of December 31, 2014 and September 30, 2015 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized and have normal business payment terms.

7. TAXATION

Cayman Islands

        Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The Company's subsidiaries registered in the Hong Kong are subject to Hong Kong Profits Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

7. TAXATION (Continued)

Taiwan

        The Company's consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

China

        The Company's subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

        In 2007, the National People's Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company's subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and Software Hotel Information obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011 and 2014, and obtained approval from government authority. The High New Tech Enterprises qualification will expire on December 31, 2016.

        In 2002, China's State Administration of Taxation passed an implementation for the preferential tax treatment in China's Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region ("Old Catalog") enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. The Company applied 25% rate for CIT filling in 2011. In 2012, China's State Administration of Taxation extended the period to 2020. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing with an effective period from 2012 to 2015. In 2013, Chengdu Information Technology Co., Ltd. ("Chengdu Information") obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing with an effective period from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region ("New Catalog") has been released. Under the "New Catalog", the Company may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

        In 2013, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information.

        Pursuant to the CIT Law and Circular Caishui [2008]No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise("FIE") to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

7. TAXATION (Continued)

arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation ("SAT") and tax treaty are met and proper procedures have been gone through. The Company's subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

        On June 13, 2012, the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares ("ADSs"). The dividends paid by the Company's PRC subsidiaries to the Company through its Hong Kong subsidiary is subject to a 5% PRC withholding tax, of which RMB95 million (US$15 million) is accrued as of December 31, 2012.

        The dividend distribution on June 13, 2012 aforesaid was a one-time event out of the Company's normal business course, and withholding tax is recorded only for such transaction accordingly. The Company expects to indefinitely reinvest the remaining undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no additional deferred tax liability was provided on the outside basis difference for the remaining undistributed earnings of RMB4.6 billion after January 1, 2008.

  Composition of income tax expense

        The current and deferred portion of income tax expense included in the consolidated statements of income for the nine-month period ended September 30, 2014 and 2015 were as follows:

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
	RMB	RMB
Current income tax expense	185,363,921	284,983,115
Deferred tax (benefit)/expense	(41,163,681)	113,722,624

Income tax expense	144,200,240	398,705,739

        Income tax expense was RMB399 million (US$63 million) in the nine-month period ended September 30, 2015, increase from RMB144 million in the same period in 2014. The effective income tax rate in nine-month period ended September 30, 2015 was 14%, as compared to 30% in the same period in 2014, mainly due to an the company recognized a gain from the deconsolidation of Tujia.com International Co., Ltd. ("Tujia") as a result of the loss of control of Tujia after its recent financing in 2015. The gain is primarily recognized for the difference between the fair value and carrying value of

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

7. TAXATION (Continued)

the investment in Tujia as of the deconsolidation date, and the company accrued 10% withholding deferred tax liability accordingly. The tax rate of the withholding tax is lower than common income tax rate.

        As of December 31, 2014 and September 30, 2015, valuation allowance of RMB183 million and RMB44 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

        As of September 30, 2015, the Group had net operating tax loss carry forwards amounted to RMB337 million which will expire from 2016 to 2019 if not used.

        The provisions for income taxes for the nine-month period ended September 30, 2014 and 2015 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company's subsidiaries and VIEs in the PRC.

        The following table sets forth the effect of preferential tax on China operations:

	Nine-month period end September 30, 2014	Nine-month period end September 30, 2015
	RMB	RMB
Tax holiday effect	90,423,895	108,300,800
Basic net income per ADS effect	0.33	0.38
Diluted net income per ADS effect	0.28	0.30

8. LONG-TERM DEBT

	As of December 31, 2014	As of September 30, 2015
	RMB	RMB
2018 Convertible Senior Notes	4,963,680,000	5,084,480,000
2020 Convertible Senior Notes	—	4,448,920,000
Priceline Convertible Notes I	3,102,300,000	3,177,800,000
2025 Convertible Senior Notes	—	2,542,240,000
Priceline Convertible Notes II	—	1,588,900,000

Total	8,065,980,000	16,842,340,000

  Description of 2017 Convertible Senior Notes

        On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the "Notes") at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

depository shares ("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$19.34 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the Notes (September 15, 2015).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

  Sold Warrants

        The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company's ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of September 30, 2015, the warrants had not been exercised and remained outstanding.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of September 30, 2015, RMB412 million (US$65 million) is reclassified as short-term debt to present the Notes may be redeemed within one year (Note 5).

        The key terms of the Notes are as follows:

        Redemption

        Contingent redemption option

        The Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Non-contingent redemption option

        On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Early conversion of 2017 Convertible Senior Notes

        The Company offered the public tranche of the 2017 Notes holders to convert their Notes early, through an inducement. The inducement we offered included the original term's ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, for the nine-month period ended September 30, 2014 and 2015, US$18 million and US$4.3 million of the notes was tendered, respectively, or 0.9 million ADS and 0.2 million ADS at the initial conversion rate of 51.7116 ADS per note, respectively. These conversions did not materially impact the current shares outstanding.

  Early termination of Call Option

        The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

  Description of 2018 Convertible Senior Notes

        On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due October 15, 2018 (the "Notes") at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$78.39 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the Notes (October 15, 2018).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

  Sold Warrants

        The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company's ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of September 30, 2015, the warrants had not been exercised and remained outstanding.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of September 30, 2015, RMB5.1 billion (US$800 million) is accounted as the value of the Notes in long-term debt.

        The key terms of the Notes are as follows:

        Redemption

        Contingent redemption option

        The Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

  Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Description of 2020 Convertible Senior Notes

        On June 24, 2015, the Company issued US$700 million in aggregate principle amount of 1.00% Convertible Senior Notes due June 24, 2020 (the "Notes") at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.1942 American depository shares ("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$108.76 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$689 million. The Company pays cash interest at an annual rate of 1.00% on the Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the maturity date of the Notes (June 24, 2020).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

        Concurrently with the issuance of the Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$135.02 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 6.4 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$108.76 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

  Sold Warrants

        The Company received US$84.4 million from the same counterparty from the sale of warrants to purchase up to approximately 6.4 million shares of the Company's ADS at an exercise price of US$135.02 per ADS. The warrants had an expected life of 5 years and expire on June 24, 2020. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of September 30, 2015, the warrants had not been exercised and remained outstanding.

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of September 30, 2015, RMB4.4 billion (US$700 million) is accounted as the value of the Notes in long-term debt.

        The key terms of the Notes are as follows:

        Redemption

        Contingent redemption option

        The Notes are not redeemable prior to the maturity date of June 24, 2020, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on June 24, 2018. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after June 24, 2018 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of June 24, 2020. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

  Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Description of 2025 Convertible Senior Notes

        On June 24, 2015, the Company issued US$400 million in aggregate principle amount of 1.99% Convertible Senior Notes due June 24, 2025 (the "Notes") at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.3555 American depository shares ("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$106.89 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$393 million. The Company pays cash interest at an annual rate of 1.99% on the Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the maturity date of the Notes (June 24, 2025).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of September 30, 2015, RMB2.5 billion (US$400 million) is accounted as the value of the Notes in long-term debt.

        The key terms of the Notes are as follows:

        Redemption

        Contingent redemption option

        The Notes are not redeemable prior to the maturity date of June 24, 2025, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on June 24, 2020. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after June 24, 2020 (after year 5), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of June 24, 2025. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

  Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Description of Priceline Convertible Notes

        On August 7, 2014, the Company issued Convertible Senior Notes (the "Notes") at an aggregate principal amount of US$500 million to the Priceline Group. The Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on August 7, 2014. The Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$81.36 per ADS.

        On May 26, 2015, the Company issued Convertible Senior Notes (the "Notes") at an aggregate principal amount of US$250 million to the Priceline Group. The Notes are due on May 26, 2020 and bear interest of 1% annually which will be paid semi-annually beginning on May 26, 2015. The Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$104.27 per ADS.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

        In addition, the Company has granted the Priceline Group permission to acquire the Company's shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 15% of the Company's outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

9. NON-CONTROLLING INTERESTS

        As of September 30, 2015, the Company's majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include an offline travel agency, a technology company focusing on hotel customer reviews, an online trip package service provider and ezTravel.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

9. NON-CONTROLLING INTERESTS (Continued)

        Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company's subsidiaries. The balance is summarized as follows:

	As of December 31, 2014	As of September 30, 2015
	RMB	RMB
An offline travel agency (Note 2)	367,705,496	399,070,509
Travelfusion (Note 2)	—	284,770,666
An online trip package service provider (Note 2)	136,890,011	136,457,183
A technology company focusing on hotel customer reviews (Note 2)	125,442,240	122,904,216
ezTravel	22,769,589	23,603,314
Tujia	130,343,575	—
Others	65,397,382	96,500,423

	848,548,293	1,063,306,311

        In October 2012, February 2013 and June 2014, the Company and other institutional investors entered into a series of agreements with Tujia.com International Co., Ltd ("Tujia") to issue 70,380,000 shares of Series A redeemable convertible preferred stocks ("Series A preferred shares") with total consideration of US$14.6 million, 33,333,333 shares of Series B redeemable convertible preferred stocks ("Series B preferred shares") with total consideration of US$36.7 million and 30,465,080 shares of Series C redeemable convertible preferred stocks ("Series C preferred shares") with total consideration of US$75 million, respectively.

        The Company held majority voting power of Tujia and has consolidated Tujia since it was incorporated.

        In July, 2015, Tujia issued Series D+ redeemable convertible preferred shares to a number of new investors. The Company did not participate the Series D+ financing and as a result, its equity interest, and fully converted voting rights was diluted from approximately 50% to 45%. After the Series D+ financing, the Company was entitled to appoint 6 out of 12 board of directors. According to the Article of Associates of Tujia, the resolution of the board of directors shall be made by a simple majority of the directors and in the case of an equality of votes, the Chairman shall have a second vote. The Chairman of Tujia is Mr. Luo Jun, its founder and CEO, who is not a director appointed by Ctrip. Therefore, the Company concluded its loss of control in Tujia under ASC 810 and the financial statement of Tujia was deconsolidated from August 2015. The investment in Tujia was re-measured at its fair value at the date of the deconsolidation.

        In December, 2014, the Company completed the transaction to acquire the equity stake and held majority voting power of an offline travel agency (Note 2).

        In January, 2015, the Company completed an investment transaction in Travelfusion by purchasing a majority stake in the company (Note 2).

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

9. NON-CONTROLLING INTERESTS (Continued)

        In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider (Note 2).

        In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews (Note 2).

        The shares of the above mentioned companies held by investors other than Ctrip are recorded as non-controlling interests.

10. EARNINGS PER SHARE

        Basic earnings per share and diluted earnings per share were calculated as follows:

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
	RMB	RMB
Numerator:
Net income attributable to Ctrip's shareholders	467,164,487	2,431,928,022
Eliminate the dilutive effect of interest expense of convertible bond	9,190,333	145,195,565

Numerator for diluted earnings per share	476,354,820	2,577,123,587

Denominator:
Denominator for basic earnings per ordinary share—weighted average ordinary shares outstanding	34,038,621	35,460,682
Dilutive effect of share options	3,059,411	3,033,214
Dilutive effect of convertible bond	1,727,690	6,134,484
Dilutive effect of convertible bond sold warrants	892,676	497,812

Denominator for diluted earnings per ordinary share	39,718,398	45,126,192

Basic earnings per ordinary share	13.72	68.58

Diluted earnings per ordinary share	11.99	57.11

Basic earnings per ADS	1.72	8.58

Diluted earnings per ADS	1.50	7.14

        Note *—On November 18, the Company also announced that it will change the ratio of its American depositary shares ("ADSs") to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The earning per share of the Company for the periods presented in this financial statement has been retrospectively adjusted to reflect such effect.

        The 2018 convertible senior notes and the Priceline convertible notes were not included in the computation of diluted EPS in the nine-month period ended September, 30, 2014 because the inclusion of such instrument would be anti-dilutive.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

10. EARNINGS PER SHARE (Continued)

        For the nine-month period ended September 30, 2014 and 2015, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
	RMB	RMB
2018 convertible senior notes	2,551,346	—
Priceline convertible notes	303,891	—
Outstanding weighted average stock options	72,302	430,029
Sold Warrants	1,950,251	2,048,305

	4,877,790	2,478,334

11. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        The Company has entered into leasing arrangements relating to office premises that are classified as operating leases as of September 30, 2015. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
Less than 1 year	131,410,180
1 - 2 years	87,341,490
2 - 3 years	34,467,768
3 - 4 years	9,942,854
4 - 5 years	4,496,042
Thereafter	2,621,203

270,279,537

        Rental expense amounted to RMB99 million and RMB147 million for the nine-month period ended September 30, 2014 and 2015, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

        As of September 30, 2015, the Company had outstanding capital commitments totaling RMB15 million, which consisted of capital expenditures of property, equipment and software.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

Guarantee

        In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of September 30, 2015, the amount under these guarantee arrangements was approximately RMB885 million.

        Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

        The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

        The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company's business operations. In the opinion of the Company's PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company's PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

12. SUBSEQUENT EVENTS

        In October, 2015, the Company has completed a share exchange transaction with Baidu, Inc. ("Baidu"), pursuant to which Baidu has exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar Cayman Islands Limited ("Qunar") beneficially owned by Baidu prior to the consummation of the transaction in exchange for 11,488,381 newly-issued ordinary shares of the company. As a result of the transaction, Baidu will own ordinary shares of the Company representing approximately 25% of the Company's aggregate voting interest, and the Company will own ordinary shares of Qunar representing approximately 45% of Qunar's aggregate voting interest.

        In connection with the recent transaction with Baidu, the Company has agreed to issue a total of approximately 5 million ordinary shares to certain special purpose vehicles holding these shares solely for the benefit of Qunar employees. The issuance of such Ctrip shares to Qunar employees shall be conditional upon the surrender or forfeiture by such employees of any Qunar securities held by or granted to them. Such exchange includes issuing 4,205,436 ordinary shares of the Company in exchange for 69,607,223 Class B ordinary shares of Qunar beneficially owned by certain management and

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

12. SUBSEQUENT EVENTS (Continued)

directors prior to such issuance. As a result of the aforementioned transactions, the Company shall be deemed to be a beneficial owner of ordinary shares of Qunar representing approximately 56% voting interest and will account for the transactions as business combination under U.S GAAP.

        On November 18, the Company also announced that it will change the ratio of its American depositary shares ("ADSs") to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The earning per share of the Company for the periods presented in this financial statement has been retrospectively adjusted to reflect such effect.

QuickLinks

  Exhibit 99.1
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated statements of income and comprehensive income for the nine-month periods ended September 30, 2014 and 2015
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated balance sheets as of December 31, 2014 and September 30, 2015
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2014 and 2015
CTRIP.COM INTERNATIONAL, LTD. Notes to the unaudited interim condensed consolidated financial statements (Amounts expressed in RENMINBI (RMB) unless otherwise stated)